Press Release
CAE reports first quarter fiscal 2026 results
•Revenue of $1,098.6 million vs. $1,072.5 million in prior year
•Earnings per share (EPS) of $0.18 vs. $0.15 in prior year
•Adjusted EPS(1) of $0.21 vs. $0.21 in prior year
•Operating income of $133.8 million vs. $108.6 million in prior year
•Adjusted segment operating income(1) of $147.8 million vs. $134.2 million in prior year
•Adjusted order intake(1) of $1.1 billion and $19.5 billion adjusted backlog(1)
•Matthew Bromberg to succeed Marc Parent as CAE President and CEO on August 13, 2025
Montreal, Canada, August 12, 2025 - (NYSE: CAE; TSX: CAE) - CAE Inc. (CAE or the Company) today reported its financial results for the fiscal first quarter ended June 30, 2025.

“CAE delivered a solid first quarter, with double-digit income growth and margin expansion in Defense and continued momentum in Civil. We remain on track to capitalize on the significant opportunities ahead, supported by secular demand in civil aviation and the generational reinvestment underway in defence across NATO, including Canada’s plan to more than double its spending over the next decade,” said Calin Rovinescu, Chairman of CAE. “With a well-balanced portfolio across both civil aviation and defence, CAE is uniquely positioned to benefit from long-term structural tailwinds in both sectors. As we build on the foundation established under Marc Parent’s leadership, we are bringing a renewed focus to operational excellence, disciplined capital allocation, balance sheet strength, and translating earnings into free cash flow and higher returns on invested capital. I also want to congratulate Marc on the legacy he leaves at CAE and his lasting impact on the broader aerospace industry. At the same time, I am pleased to welcome Matt as he steps in to lead CAE’s next phase of value creation.”

CAE announced the appointment of Matthew (Matt) Bromberg to be Marc Parent's successor as the Company's next President and Chief Executive Officer and will take effect after the 2025 Annual and Special Meeting of Shareholders (AGM) on August 13, 2025. Mr. Bromberg is also a nominee for election to the Board. CAE also announced that following the AGM, Calin Rovinescu will become Executive Chairman of the Board and that Sophie Brochu will serve as Lead Independent Director, reflecting CAE’s commitment to strong, best-in-class governance.

“Our first quarter results reflect the dedication of our teams and the strength of our position, with solid Civil performance in a dynamic macro environment and strong execution in Defense, including significant year-over-year profitability improvement. Over the past two decades, I’ve had the privilege of helping transform CAE into the global leader it is today, and I’m incredibly proud of what we’ve accomplished," said Marc Parent, CAE's President and Chief Executive Officer. As I pass the torch, I do so with full confidence in the company’s direction and in the team’s ability to continue driving performance and delivering excellence for all stakeholders.”

“In the past few weeks of onboarding, I’ve seen first-hand the strength of CAE’s world-class team, its leading‑edge technology, and the depth of its customer relationships,” said Matthew Bromberg, CAE’s incoming President and CEO. “This is a fantastic organization with tremendous potential to build on its past successes. As I step into the role, a key focus of mine will be on translating that potential into enhanced shareholder value through a pragmatic approach to improving efficiency, operationalizing opportunities, and driving greater operational excellence in our core businesses. I also want to thank Marc for his leadership and support throughout the transition. He leaves CAE exceptionally well-positioned for the future.”

Consolidated results
First quarter fiscal 2026 revenue was $1,098.6 million, compared to $1,072.5 million in the first quarter last year. First quarter EPS was $0.18 compared to $0.15 last year. Adjusted EPS in the first quarter was $0.21, stable compared to last year.

Operating income this quarter was $133.8 million (12.2% of revenue(1)), which includes executive management transition costs of $14.0 million. This compares to $108.6 million (10.1% of revenue) last year, which included restructuring, integration and acquisition costs of $25.6 million. First quarter adjusted segment operating income was $147.8 million (13.5% of revenue(1)) compared to $134.2 million (12.5% of revenue) last year. All financial information is in Canadian dollars unless otherwise indicated.

Summary of consolidated results
(amounts in millions, except per share amounts)	Q1-2026	Q1-2025	Variance %
Revenue	$1,098.6	$1,072.5	2%
Operating income	$133.8	$108.6	23%
Adjusted segment operating income(1)	$147.8	$134.2	10%
As a % of revenue(1)%	13.5%	12.5
Net income attributable to equity holders of the Company	$57.2	$48.3	18%
Earnings per share (EPS) from continuing operations	$0.18	$0.15	20%
Adjusted EPS(1)	$0.21	$0.21	—%
Adjusted order intake(1)	$1,122.8	$1,192.0	(6%)
Adjusted backlog(1)	$19,484.1	$16,977.9	15%
(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the “Non-IFRS and other financial measures” section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

Civil Aviation (Civil)
First quarter Civil revenue was $607.7 million vs. $587.6 million in the first quarter last year. Operating income was $99.4 million (16.4% of revenue) compared to $89.8 million (15.3% of revenue) in the same quarter last year. Adjusted segment operating income was $107.6 million (17.7% of revenue) compared to $106.4 million (18.1% of revenue) in the first quarter last year. During the quarter, Civil delivered 8 full-flight simulators (FFSs) to customers and first quarter Civil training centre utilization was 71%.

During the quarter, Civil signed training solutions contracts valued at $511.4 million for a range of long-term commercial and business aviation training agreements, Flightscape airline operations digital solutions, and 5 FFS sales.

The Civil book-to-sales ratio(1) was 0.84 times for the quarter and 1.27 times for the last 12 months. The Civil adjusted backlog at the end of the quarter was $8.4 billion.

Summary of Civil Aviation results
(amounts in millions)		Q1-2026	Q1-2025	Variance %
Revenue		$607.7	$587.6	3%
Operating income		$99.4	$89.8	11%
Adjusted segment operating income		$107.6	$106.4	1%
As a % of revenue	%	17.7%	18.1
Adjusted order intake		$511.4	$770.5	(34%)
Adjusted backlog		$8,379.8	$6,585.3	27%

Supplementary non-financial information
Simulator equivalent unit		298	279	7%
FFSs in CAE’s network		367	349	5%
FFS deliveries		8	8	—%
Utilization rate	%	71%	76	(7%)

Defense and Security (Defense)
First quarter Defense revenue was $490.9 million vs. $484.9 million in the first quarter last year. Operating income was $34.4 million (7.0% of revenue) compared to $18.8 million (3.9% of revenue) in the same quarter last year. Adjusted segment operating income was also $40.2 million (8.2% of revenue), compared to $27.8 million (5.7% of revenue) in the first quarter last year.

Defense booked orders for $611.4 million this quarter for a book-to-sales ratio of 1.25 times. The ratio for the last 12 months was 2.08 times. The Defense adjusted backlog, including unfunded contract awards and CAE’s interest in joint ventures, at the end of the quarter was $11.1 billion. Notably for the Defense segment overall, the pipeline continues to reflect a strong demand environment with some $6.0 billion of bids and proposals pending.

Summary of Defense and Security results
(amounts in millions)		Q1-2026	Q1-2025	Variance %
Revenue		$490.9	$484.9	1%
Operating income		$34.4	$18.8	83%
Adjusted segment operating income		$40.2	$27.8	45%
As a % of revenue	%	8.2%	5.7
Adjusted order intake		$611.4	$421.5	45%
Adjusted backlog		$11,104.3	$10,392.6	7%

Additional financial highlights
Net finance expense this quarter was $54.6 million, down from $56.5 million in the previous quarter and up from $49.5 million in the first quarter last year. The year-over-year increase was mainly due to higher finance expense on lease liabilities in support of training network expansions and additional finance expense on borrowings to finance the SIMCOM transaction in the third quarter of last year. The increase was partially offset by lower finance expense on long-term debt due to a decreased level of borrowings during the period aligned with our ongoing deleveraging undertakings.

Income tax expense this quarter amounted to $19.0 million, representing an effective tax rate of 24%, compared to 14% for the first quarter last year. The adjusted effective tax rate(1), which is the income tax rate used to determine adjusted net income and adjusted EPS, was 24% this quarter compared to 17% in the first quarter of last year. The increase in the adjusted effective tax rate was mainly attributable to the change in the mix of income from various jurisdictions.

Net cash used in operating activities was $15.3 million for the quarter, compared to $12.9 million in the first quarter last year. Free cash flow(1) was negative $36.2 million for the quarter compared to negative $25.3 million in the first quarter last year. The decrease was mainly due to a higher investment in non-cash working capital, partially offset by higher net income adjusted for non-cash items and higher dividends received from equity accounted investees.

Growth and maintenance capital expenditures(1) totaled $106.9 million this quarter.

Net debt(1) at the end of the quarter was $3,236.1 million for a net debt-to-adjusted EBITDA(1) of 2.75 times. This compares to net debt of $3,176.7 million and a net debt-to-adjusted EBITDA of 2.77 times at the end of the preceding quarter.

Adjusted return on capital employed(1) was 7.0% this quarter compared to 7.2% last quarter and 5.7% in the first quarter last year.

During the quarter, no common shares were repurchased under our normal course issuer bid (NCIB), which began on June 10, 2025.

(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the “Non-IFRS and other financial measures” section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

Sustainability
In the first quarter of fiscal 2026, CAE released its FY25 Global Annual Activity and Sustainability Report, underscoring how climate action, ethical governance, and social impact are embedded in its core business strategy to enhance resilience, competitiveness, and stakeholder value. Despite a 10% increase in business activity, CAE maintained stable carbon emissions—demonstrating the effectiveness of its science-based decarbonization strategy and operational efficiencies.

The shadow internal carbon pricing mechanism introduced in FY25 will now be progressively integrated into capital allocation decisions, while CAE’s award-winning supplier engagement program continues to drive emissions reductions and sustainable innovation across the value chain. Under the broadened mandate of the Chief People and Sustainability Officer, CAE is aligning its people strategy with sustainability objectives—reinforcing culture, talent attraction, and employee engagement. The Company also enhanced its environmental, social and governance disclosures in alignment with Global Reporting Initiative and Sustainability Accounting Standards Board frameworks, reaffirming its commitment to transparency and long-term stakeholder value.

During the quarter, CAE advanced its Reconciliation efforts by achieving Committed Phase 2 for Partnership Accreditation in Indigenous Relations (PAIR) from the Canadian Council for Indigenous Business (CCIB), reflecting its growing commitment to respectful and empowering relationships with Indigenous communities. In recognition of its broader sustainability leadership, CAE was honoured with two global sustainability awards, including being named one of the World’s Most Sustainable Companies of 2025 by TIME magazine.

For information on CAE’s sustainability roadmap and achievements, the report can be downloaded at https://www.cae.com/sustainability/.

Management outlook

Civil
CAE’s Civil business continues to benefit from strong and durable fundamentals in a secular growth market for aviation training solutions. A key driver of this resilience is the global regulatory requirement that pilots and crew maintain certification for each aircraft type in the active commercial and business jet fleet. Worldwide regulations consistently mandate recurrent training—typically every six months—for pilots to retain their certifications. This built-in regulatory cadence provides CAE’s Civil business with a stable and recurring demand base, making it inherently less cyclical. Additional growth is driven by the ongoing need to train new pilots due to fleet expansion and retirements, as well as transition training for existing pilots moving between aircraft platforms. Business aviation training, which represents approximately half of Civil’s profitability, continues to enjoy a stable demand environment, supported by flight activity that remains well above 2019 levels. At the same time, commercial aviation training continues to be impacted by persistent supply chain constraints. Aircraft Original Equipment Manufacturers (OEMs) are experiencing record backlogs in support of future growth and fleet renewal; however, new aircraft deliveries have been metered, and groundings of existing commercial aircraft have been significant.

These temporary constraints continue to affect airline pilot hiring and related training activity. More recently, airlines have also adopted a more cautious approach to capacity planning amid macroeconomic uncertainty. Despite these near-term headwinds, demand is expected to strengthen over the long term as aircraft production and delivery rates improve, grounded aircraft return to service, and pilots continue to reach mandatory retirement age.

Reflecting short-term market dynamics and usual seasonality, CAE continues to anticipate a stronger second half for Civil in fiscal year 2026, supported by increased activity with airline customers in the U.S., stabilizing macroeconomic and geopolitical conditions, a gradual easing of aircraft supply chain constraints, and seasonally higher training demand. For the full year, Civil’s adjusted segment operating income (aSOI) is expected to grow in the mid-single-digit percentage range, which is at the lower end of the prior outlook. Annual aSOI margin is expected to remain stable. This outlook reflects the inherent resilience of Civil’s business model and incorporates a measured view of first-half performance.
Defense
Management believes CAE is exceptionally well-positioned for long-term growth and enhanced profitability in Defense, backed by an adjusted backlog exceeding $11.0 billion and a prolonged up-cycle driven by rising defence budgets across NATO and allied nations—many of which are now targeting defence spending levels approaching 5% of GDP. In Canada in particular, the federal government recently announced that the country will achieve NATO’s 2% of GDP defence spending target in the current fiscal year, at least five years ahead of schedule, and is now committing to a new target of 5% by 2035. Escalating geopolitical tensions, focusing militaries on peer threats, modernization, and readiness, are fueling robust demand for CAE’s training and simulation solutions. A global shortage of uniformed personnel further amplifies this demand prompting armed forces to partner with CAE to sustain operational readiness.

With the Defense foundation now solidified, evidenced by significant margin improvement driven by last fiscal year’s high-cadence, high-quality execution, management expects low-double-digit percentage annual aSOI growth and an annual aSOI margin in the 8% to 8.5% range in fiscal 2026.

Free cash flow
CAE’s business is highly cash-generative and following a significant multiyear investment cycle, management anticipates strong free cash flow in fiscal 2026, driven by robust operating cash flows, lower investments including capital expenditures, and further optimization of non-cash working capital. This performance is expected to translate into a conversion rate of approximately 150% of adjusted net income attributable to the Company’s equity holders for this fiscal year—and beyond.

Finance expense and tax expense
Management expects quarterly run-rate finance expense of approximately $55 million on higher lease expense related to recently opened training centres in its global training network in support of growth and additional finance expense on borrowings to finance the SIMCOM transaction. The annual effective income tax rate is expected to be approximately 25%, considering the income expected from various jurisdictions and the implementation of global minimum tax policies.

Balanced capital allocation priorities, accretive growth investments
The Company expects total capital expenditures in fiscal 2026 to be modestly lower than fiscal 2025, which totaled $356.2 million. Most of this relates to organic growth investments in simulator capacity to be deployed to CAE’s global network of aviation training centres and backed by multiyear customer contracts.

Solid financial position
A tenet of CAE’s capital management priorities includes the maintenance of a solid financial position, and it expects to continue to bolster its balance sheet through ongoing deleveraging, commensurate with its investment grade profile. Having met its fiscal 2025 leverage target, CAE now expects to reach a net debt-to-adjusted EBITDA ratio of two-and-a-half times (2.5x) by fiscal year-end.

Current returns to shareholders
A NCIB was established in fiscal 2025 as part of CAE’s capital management strategy and is intended to be used opportunistically over time with excess free cash flow.

Trade tariffs impact
CAE remains relatively well insulated from direct tariff impacts. Approximately 70% of the Company’s revenues come from services delivered within our customers’ own countries, which significantly limits exposure to cross-border trade tariffs—particularly for products sold into the U.S. Furthermore, CAE’s flagship product, the FFS, is exempt from tariffs under the United States-Mexico-Canada Agreement. With approximately one-third of CAE’s workforce based in the U.S., a substantial operational footprint, and a significant proportion of U.S.-sourced components in its bill of materials, CAE has the operational flexibility to effectively manage residual tariff-related risk.

Caution concerning outlook
Management’s outlook for fiscal 2026 and the above targets and expectations constitute forward-looking statements within the meaning of applicable securities laws, and are based on a number of assumptions, including in relation to prevailing market conditions, macroeconomic and geopolitical factors, supply chains and labor markets. Expectations are also subject to a number of risks and uncertainties and based on assumptions about customer receptivity to CAE’s training solutions and operational support solutions as well as material assumptions contained in this press release, quarterly Management’s Discussion and Analysis (MD&A) and in CAE’s fiscal 2025 MD&A, all available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Please see the sections below entitled: “Caution concerning forward-looking statements”, “Material assumptions” and “Material risks”.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the MD&A and CAE’s consolidated financial statements for the quarter ended June 30, 2025, which are available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q1 FY2026
Calin Rovinescu, Chair of the Board, Corporate Director; Marc Parent, CAE President and CEO; Matthew Bromberg, incoming CEO; Nick Leontidis, COO; Constantino Malatesta, interim CFO; and Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, will conduct an earnings conference call tomorrow at 8:00 a.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialing +1-800-206-4400. The conference call will also be audio webcast live at www.cae.com.

About CAE
At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees at around 240 sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness—today and tomorrow.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to sustainability matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, our ability to retire the Legacy Contracts as expected and to manage and mitigate the risks associated therewith, the impact of the retirement of the Legacy Contracts, and other statements that are not historical facts.

Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, “strategy”, “future” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute “forward-looking statements” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of August 12, 2025 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after August 12, 2025. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2026 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability including the rapidly evolving trade and tariff environment, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute and retire the remaining Legacy Contracts while managing the risks associated therewith, our ability to defend our position in the dispute with the buyer of the CAE Healthcare business, and the realization of the expected strategic, financial and other benefits of the increase of our ownership stake in SIMCOM Aviation Training in the timeframe anticipated. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of growth in its key civil aviation market. Accordingly, the assumptions outlined in this press release and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this press release, refer to Section 11 “Business risk and uncertainty” of our MD&A for the year ended March 31, 2025 available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov).

Material risks
Important risks that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the fiscal year ended March 31, 2025 and MD&A for the three months ended June 30, 2025, available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-IFRS and other financial measures
This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.

Reconciliations and calculations of non-IFRS measures to the most directly comparable measures under IFRS are also set forth below in the section “Reconciliations and Calculations of this press release”.

Performance measures
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.2 of the MD&A for the period ended June 30, 2025 and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income or loss. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income or loss. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.2 of the MD&A for the period ended June 30, 2025 and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), , the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), and the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) . We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.2 of the MD&A for the period ended June 30, 2025 and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items.

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, intangible assets expenditures excluding capitalized development costs, other investing activities not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Liquidity and capital structure measures
Adjusted return on capital employed (ROCE)
Adjusted ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company from continuing operations adjusting for net finance expense, after tax, restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events divided by the average capital employed from continuing operations. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.2 of the MD&A for the period ended June 30, 2025 and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We use adjusted ROCE to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity. The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

Growth measures
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above, but excludes any portion of orders that have been directly subcontracted to a CAE subsidiary, which are already reflected in the determination of obligated backlog;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

Supplementary non-financial information definitions
Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

Reconciliations and Calculations
Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended June 30	2025	2024	2025	2024	2025	2024
Operating income	$99.4	$89.8	$34.4	$18.8	$133.8	$108.6
Restructuring, integration and acquisition costs	—	16.6	—	9.0	—	25.6
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	8.2	—	5.8	—	14.0	—
Adjusted segment operating income	$107.6	$106.4	$40.2	$27.8	$147.8	$134.2

Reconciliation of adjusted net income and adjusted EPS

	Three months ended
	June 30
(amounts in millions, except per share amounts)	2025	2024
Net income attributable to equity holders of the Company	$57.2	$48.3
Restructuring, integration and acquisition costs, after tax	—	19.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs, after tax	10.3	—
Adjusted net income	$67.5	$67.8

Average number of shares outstanding (diluted)	321.1	318.8

Adjusted EPS	$0.21	$0.21

Calculation of adjusted effective tax rate

		Three months ended
		June 30
(amounts in millions, except effective tax rates)		2025	2024
Earnings before income taxes		$79.2	$59.1
Restructuring, integration and acquisition costs		—	25.6
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs		14.0	—
Adjusted earnings before income taxes		$93.2	$84.7

Income tax expense		$19.0	$8.3
Tax impact on restructuring, integration and acquisition costs		—	6.1
Tax impact on impairments and other gains and losses arising from significant strategic transactions or specific events:
Tax impact on gain on executive management transition costs		3.7	—
Adjusted income tax expense		$22.7	$14.4

Effective tax rate	%	24%	14
Adjusted effective tax rate	%	24%	17

Reconciliation of free cash flow

	Three months ended
	June 30
(amounts in millions)	2025	2024
Cash provided by operating activities*	$189.2	$127.2
Changes in non-cash working capital	(204.5)	(140.1)
Net cash used in operating activities	$(15.3)	$(12.9)
Maintenance capital expenditures	(27.1)	(19.9)
Intangible assets expenditures excluding capitalized development costs	(3.7)	(5.1)
Proceeds from the disposal of property, plant and equipment	5.1	1.7
Net (payments to) proceeds from equity accounted investees	(13.1)	0.1
Dividends received from equity accounted investees	20.1	10.5
Other investing activities	(2.2)	0.3
Free cash flow	$(36.2)	$(25.3)
* before changes in non-cash working capital

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	June 30
(amounts in millions, except net debt-to-EBITDA ratios)	2025	2024
Operating income (loss)	$754.4	$(205.1)
Depreciation and amortization	430.6	376.7
EBITDA	$1,185.0	$171.6
Restructuring, integration and acquisition costs	30.9	142.0
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	22.3	—
Gain on fair value remeasurement of SIMCOM	(72.6)	—
Shareholder matters	10.6	—
Impairment of goodwill	—	568.0
Impairment of technology and other non-financial assets	—	35.7
Adjusted EBITDA	$1,176.2	$917.3

Net debt	$3,236.1	$3,129.7

Net debt-to-EBITDA	2.73	18.24
Net debt-to-adjusted EBITDA	2.75	3.41

Reconciliation of capital employed and net debt

	As at June 30	As at March 31
(amounts in millions)	2025	2025
Use of capital:
Current assets	$1,996.4	$2,143.6
Less: cash and cash equivalents	(171.2)	(293.7)
Current liabilities	(2,306.5)	(2,686.5)
Less: current portion of long-term debt	250.2	399.0
Non-cash working capital	$(231.1)	$(437.6)
Property, plant and equipment	2,962.6	2,989.5
Intangible assets	3,730.0	3,871.0
Other long-term assets	2,189.7	2,209.7
Other long-term liabilities	(424.0)	(479.9)
Capital employed	$8,227.2	$8,152.7
Source of capital:
Current portion of long-term debt	$250.2	$399.0
Long-term debt	3,157.1	3,071.4
Less: cash and cash equivalents	(171.2)	(293.7)
Net debt	$3,236.1	$3,176.7
Equity attributable to equity holders of the Company	4,907.8	4,891.5
Non-controlling interests	83.3	84.5
Capital employed	$8,227.2	$8,152.7

For non-IFRS and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under IFRS, please refer to Section 9 of CAE’s MD&A for the quarter ended June 30, 2025 (which is incorporated by reference into this press release) available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov).

Consolidated Income Statement

(Unaudited)	Three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	2025	2024
Revenue	$1,098.6	$1,072.5
Cost of sales	790.3	793.8
Gross profit	$308.3	$278.7
Research and development expenses	36.7	35.9
Selling, general and administrative expenses	159.4	133.5
Other (gains) and losses	—	(0.9)
Share of after-tax profit of equity accounted investees	(21.6)	(24.0)
Restructuring, integration and acquisition costs	—	25.6
Operating income	$133.8	$108.6
Finance expense – net	54.6	49.5
Earnings before income taxes	$79.2	$59.1
Income tax expense	19.0	8.3
Net income	$60.2	$50.8
Attributable to:
Equity holders of the Company	$57.2	$48.3
Non-controlling interests	3.0	2.5
Earnings per share attributable to equity holders of the Company
Basic and diluted	$0.18	$0.15

Consolidated Statement of Comprehensive Income

(Unaudited)	Three months ended June 30
(amounts in millions of Canadian dollars)	2025	2024
Net income	$60.2	$50.8
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations	$(218.8)	$51.5
Net gain (loss) on hedges of net investment in foreign operations	112.9	(19.1)
Reclassification to income of gains on foreign currency exchange differences	(1.7)	(0.1)
Net gain (loss) on cash flow hedges	18.8	(6.8)
Reclassification to income of (gains) losses on cash flow hedges	(1.3)	3.3
Income taxes	(4.7)	(1.0)
	$(94.8)	$27.8
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$26.7	$2.3
Income taxes	(7.1)	(0.6)
	$19.6	$1.7
Other comprehensive (loss) income	$(75.2)	$29.5
Total comprehensive (loss) income	$(15.0)	$80.3
Attributable to:
Equity holders of the Company	$(16.0)	$77.3
Non-controlling interests	1.0	3.0

Consolidated Statement of Financial Position

(Unaudited)	June 30	March 31
(amounts in millions of Canadian dollars)	2025	2025
Assets
Cash and cash equivalents	$171.2	$293.7
Accounts receivable	537.7	612.0
Contract assets	491.9	482.2
Inventories	616.4	595.0
Prepayments	88.7	78.2
Income taxes recoverable	62.4	59.0
Derivative financial assets	28.1	23.5
Total current assets	$1,996.4	$2,143.6
Property, plant and equipment	2,962.6	2,989.5
Right-of-use assets	771.3	788.0
Intangible assets	3,730.0	3,871.0
Investment in equity accounted investees	564.4	559.1
Employee benefits assets	11.9	11.6
Deferred tax assets	177.8	191.8
Derivative financial assets	9.1	1.4
Other non-current assets	655.2	657.8
Total assets	$10,878.7	$11,213.8

Liabilities and equity
Accounts payable and accrued liabilities	$965.9	$1,190.8
Provisions	28.4	34.5
Income taxes payable	19.6	18.4
Contract liabilities	1,020.9	1,001.6
Current portion of long-term debt	250.2	399.0
Derivative financial liabilities	21.5	42.2
Total current liabilities	$2,306.5	$2,686.5
Provisions	14.0	14.3
Long-term debt	3,157.1	3,071.4
Employee benefits obligations	112.9	134.1
Deferred tax liabilities	38.9	40.7
Derivative financial liabilities	4.0	22.4
Other non-current liabilities	254.2	268.4
Total liabilities	$5,887.6	$6,237.8
Equity
Share capital	$2,339.3	$2,327.1
Contributed surplus	89.9	69.8
Accumulated other comprehensive income	289.0	381.8
Retained earnings	2,189.6	2,112.8
Equity attributable to equity holders of the Company	$4,907.8	$4,891.5
Non-controlling interests	83.3	84.5
Total equity	$4,991.1	$4,976.0
Total liabilities and equity	$10,878.7	$11,213.8

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Three months ended June 30, 2025	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2025	320,265,108	$2,327.1	$69.8	$381.8	$2,112.8	$4,891.5	$84.5	$4,976.0
Net income	—	$—	$—	$—	$57.2	$57.2	$3.0	$60.2
Other comprehensive (loss) income	—	—	—	(92.8)	19.6	(73.2)	(2.0)	(75.2)
Total comprehensive (loss) income	—	$—	$—	$(92.8)	$76.8	$(16.0)	$1.0	$(15.0)
Exercise of stock options	348,020	12.2	(2.2)	—	—	10.0	—	10.0
Settlement of equity-settled awards	817	—	—	—	—	—	—	—
Equity-settled share-based payments expense, after tax	—	—	22.3	—	—	22.3	—	22.3
Transactions with non-controlling interests	—	—	—	—	—	—	(2.2)	(2.2)
Balances as at June 30, 2025	320,613,945	$2,339.3	$89.9	$289.0	$2,189.6	$4,907.8	$83.3	$4,991.1

	Attributable to equity holders of the Company
Three months ended June 30, 2024	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2024	318,312,233	$2,252.9	$55.4	$154.0	$1,762.6	$4,224.9	$77.7	$4,302.6
Net income	—	$—	$—	$—	$48.3	$48.3	$2.5	$50.8
Other comprehensive income	—	—	—	27.3	1.7	29.0	0.5	29.5
Total comprehensive income	—	$—	$—	$27.3	$50.0	$77.3	$3.0	$80.3
Exercise of stock options	965,075	24.2	(3.0)	—	—	21.2	—	21.2
Settlement of equity-settled awards	34,917	1.0	(1.0)	—	—	—	—	—
Repurchase and cancellation of common shares	(463,500)	(3.3)	—	—	(8.4)	(11.7)	—	(11.7)
Equity-settled share-based payments expense, after tax	—	—	16.3	—	—	16.3	—	16.3
Balances as at June 30, 2024	318,848,725	$2,274.8	$67.7	$181.3	$1,804.2	$4,328.0	$80.7	$4,408.7

Consolidated Statement of Cash Flows

(Unaudited)	Three months ended June 30
(amounts in millions of Canadian dollars)	2025	2024
Operating activities
Net income	$60.2	$50.8
Adjustments for:
Depreciation and amortization	113.7	97.8
Share of after-tax profit of equity accounted investees	(21.6)	(24.0)
Deferred income taxes	6.3	(5.6)
Investment tax credits	(4.6)	(5.0)
Equity-settled share-based payments expense	19.5	16.3
Defined benefit pension plans	5.0	3.1
Other non-current liabilities	—	(2.6)
Derivative financial assets and liabilities – net	2.9	2.2
Other	7.8	(5.8)
Changes in non-cash working capital	(204.5)	(140.1)
Net cash used in operating activities	$(15.3)	$(12.9)
Investing activities
Property, plant and equipment expenditures	$(106.9)	$(92.6)
Proceeds from disposal of property, plant and equipment	5.1	1.7
Intangible assets expenditures	(22.4)	(28.6)
Net (payments to) proceeds from equity accounted investees	(13.1)	0.1
Dividends received from equity accounted investees	20.1	10.5
Other	(3.4)	0.3
Net cash used in investing activities	$(120.6)	$(108.6)
Financing activities
Net proceeds from borrowing under revolving credit facilities	$157.8	$119.6
Proceeds from long-term debt	75.3	10.5
Repayment of long-term debt	(207.6)	(25.1)
Repayment of lease liabilities	(15.8)	(13.8)
Net proceeds from the issuance of common shares	10.0	21.2
Repurchase and cancellation of common shares	—	(11.7)
Other	(1.3)	—
Net cash provided by financing activities	$18.4	$100.7
Effect of foreign currency exchange differences on cash and cash equivalents	$(5.0)	$3.9
Net decrease in cash and cash equivalents	$(122.5)	$(16.9)
Cash and cash equivalents, beginning of period	293.7	160.1
Cash and cash equivalents, end of period	$171.2	$143.2

ABOUT CAE

At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees at around 240 sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness—today and tomorrow.

Read our FY25 Global Annual Activity and Sustainability Report (https://www.cae.com/sustainability/sustainability-program)

Contacts

General Media:
Samantha Golinski, Vice President, Public Affairs & Global Communications, +1-438-805-5856, samantha.golinski@cae.com

Investor Relations:
Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, +1-514-734-5760, andrew.arnovitz@cae.com